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                             September 14, 2022

       Jay Wells
       Chief Financial Officer
       Primo Water Corporation
       4221 West Boy Scout Boulevard
       Suite 400
       Tampa, FL 33607

                                                        Re: Primo Water
Corporation
                                                            Form 10-Q for the
Period Ended July 2, 2022
                                                            8-K furnished
August 11, 2022
                                                            File No. 001-31410

       Dear Mr. Wells:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Period Ended July 2, 2022

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 22

   1. We note from your earnings call for first and second fiscal quarters 2022, the company experienced elevated
costs driven by inflation across several operating expense categories.
                                                        We also note from your
disclosures in the MD&A section you cite SG&A expenses
                                                        increased due to
inflationary costs, among other factors. In this regard, please expand to identify the principal
factors contributing to the inflationary pressures the company has experienced and clarify
the resulting impact to the company. Additionally, please update your disclosure to
identify actions planned or taken, if any, to mitigate inflationary pressures. Please
provide us with your revised disclosures as part of your response to us.
 Jay Wells
Primo Water Corporation
September 14, 2022
Page 2
Results of Operations, page 28

2. We note your discussion of financial results on pages 28 through 35 that qualitatively discuss multiple factors that impacted these line items. We note a similar discussion in your fiscal year ended January 1, 2022 10-K. Please revise to further describe material changes to a line item for the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. Refer to Item 303(b) of
         Regulation S-K.
Form 8-K furnished August 11, 2022

Exhibit 99.1
Second Quarter Performance, page 3

3. We note your presentation of adjusted revenue in your second quarter global and reporting segment performance which appears to be adjusted for the exit of your North American single-use retail bottled water business. We also note that the exit did not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20. Therefore, your non-GAAP measure appears to represent individually tailored accounting recognition and measure methods in light of the guidance provided in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise to remove this measure from your non-GAAP measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at (202) 551-3305 with any questions.



FirstName LastNameJay Wells                                     Sincerely,
Comapany NamePrimo Water Corporation
                                                                Division of
Corporation Finance
September 14, 2022 Page 2                                       Office of
Manufacturing
FirstName LastName